SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

1692-1 Seocho-dong

Seocho-gu, Seoul

137-882

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 27, 2014
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Tony Yongrae Jung
Name:	Tony Yongrae Jung
Title:	Team Leader

I.	Result of Extraordinary General Meeting of Shareholders

1. Details of Resolutions	Agenda Item No.1. Election of CEO : approved as originally proposed
Agenda Item No.2. Approval of Employment Contract for the CEO : approved as originally proposed
2. Date of Extraordinary General Meeting of Shareholders	January 27, 2014

*Details Relating to Elected Chief Executive Officer
Name	Chang-Gyu Hwang
Date of Birth	January 23, 1953
Term of Office	3 years
Whether Newly Elected	Newly Elected
Employment History

•     April 2013 ~ current : Distinguished Chair Professor, Sungkyunkwan University

•     May 2010 ~ April 2013 : President & National CTO, Office of Strategic R&D Planning, Ministry of Knowledge and Economy

•     May 2008 ~ February 2009: President & CTO, Corporate Technology Office, Samsung Electronics

•     January 2004 ~ May 2008: President & CEO, Semiconductor Business, Samsung Electronics

Current Position	Distinguished Chair Professor, Sungkyunkwan University
Education	Ph. D. in Electrical & Computer Engineering, University of Massachusetts, Amherst
Nationality	Korea

II.	Change of Chief Executive Officer

A.	Details of Change

1.	Former: Suk-Chae Lee

2.	New: Chang-Gyu Hwang

B.	Reason for Change

1.	New Chief Executive Officer elected to due to resignation of former CEO. (approved at EGM)

C.	Date of Change : January 27, 2014

D.	Relation to the largest shareholder : None